================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K



              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                          METALS USA, INC. 401 (k) PLAN
                            (FULL TITLE OF THE PLAN)



                                METALS USA, INC.
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)



                         COMMISSION FILE NUMBER 1-13123


                  DELAWARE                                    76-0533626
        (State or other jurisdiction                       (I.R.S. Employer
     of incorporation or organization)                  Identification Number)

         THREE RIVERWAY, SUITE 600
               HOUSTON, TEXAS                                    77056
  (Address of Principal Executive Offices)                    (Zip Code)



       Registrant's telephone number, including area code: (713) 965-0990


================================================================================

     METALS USA, INC. 401(k) PLAN

     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     DECEMBER 31, 2001 AND 2000 AND SUPPLEMENTAL
     SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2001,
     AND INDEPENDENT AUDITORS' REPORT

METALS USA, INC. 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------------------

                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

   Statements of Net Assets Available for Benefits                                         3

   Statements of Changes in Net Assets Available for Benefits                              4

   Notes to Financial Statements                                                           5

SUPPLEMENTAL SCHEDULES*:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2001      12

   Schedule H, Line 4j - Schedule of Nonexempt Transactions for the Year Ended
     December 31, 2001                                                                    13

OTHER:

   Signatures                                                                             14

   Index to Exhibits                                                                      15

   Consent of Independent Accountants

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
    Metals USA, Inc. 401(k) Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of Metals USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements and included explanatory paragraphs related to certain nonexempt transactions during 2000 and the merger of the Plan with certain other qualified plans of companies acquired by Metal's USA, Inc. during 2000.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7, certain nonexempt transactions occurred during 2001 and 2000.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As discussed in Note 1 to the financial statements, the sponsor of the Plan, Metals USA, Inc. filed for protection under Chapter 11 of the United States Bankruptcy Code on November 14, 2001. Due to the Plan's relationship with the sponsor, there is substantial doubt about the Plan's ability to continue as a going concern. In accordance with the Plan document in the event of termination the Plan's participants should receive all vested account balances. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


DELOITTE & TOUCHE LLP

September 6, 2002

METALS USA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                            2001               2000
ASSETS:
   Investments, at fair value              $74,677,382         $91,162,232
   Receivables:
      Employer contributions                       304             481,818
      Employee contributions                   423,719             593,837
      Participant notes                      2,591,112           2,962,390
      Other                                      3,538               4,977
                                           -----------         -----------

                Total receivables            3,018,673           4,043,022
                                           -----------         -----------

Net assets available for benefits          $77,696,055         $95,205,254
                                           ===========         ===========


The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                 2001               2000

ADDITIONS (DEDUCTIONS) TO NET ASSETS
   ATTRIBUTED TO:
   Investment income (loss):
      Interest                                                          $    1,268,325      $    1,168,268
      Dividends                                                                129,032             132,253
      Net depreciation in fair value of investments                        (16,569,918)        (14,542,268)
                                                                        --------------      --------------

                Total investment loss                                      (15,172,561)        (13,241,747)
                                                                        --------------      --------------

   Contributions:
      Employer                                                               2,330,156           2,887,029
      Employee                                                               6,494,504           8,714,149
                                                                        --------------      --------------

                Total contributions                                          8,824,660          11,601,178

   Transfer from affiliated plan                                                55,473             310,966
                                                                        --------------      --------------

                Total deductions                                            (6,292,428)         (1,329,603)
                                                                        --------------      --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit payments                                                         10,842,415          10,931,031
   Administrative expense                                                       77,887              85,646
   Participant notes receivable terminated due to withdrawal
      of participant                                                           376,160             260,601
   Transfer to affiliated plan                                                                       9,039
                                                                        --------------      --------------

                Total deductions                                            11,296,462          11,286,317
                                                                        --------------      --------------

NET DECREASE PRIOR TO PLAN MERGER                                         (17,588,890)        (12,615,920)

TRANSFER OF ASSETS DUE TO PLAN MERGER                                           79,691           5,461,686
                                                                        --------------      --------------

NET DECREASE                                                              (17,509,199)         (7,154,234)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
   OF YEAR                                                                  95,205,254         102,359,488
                                                                        --------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                          $   77,696,055      $   95,205,254
                                                                        ==============      ==============


The accompanying notes are an integral part of these financial statements.

METALS USA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the Metals USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan established effective June 1, 1998 which was amended and restated in its entirety and was effective as of January 1, 2000. Each employee who was a participant in a plan that was merged into the Plan shall become an eligible employee as of the date of the merger. Other, nonunion employees of Metals USA, Inc. (the "Company") become eligible to participate upon completing six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a general account, 20 pooled separate accounts, a guaranteed investment contract and Company stock, as investment options for participants. Employee contributions are recorded as a receivable in the period during which the Company makes payroll deductions from the participant's earnings.

      The Company may make a qualified matching contribution in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6 percent of the participant's compensation. Qualified matching contributions are recorded monthly. The Company may also make discretionary qualified nonelective and profit sharing contributions. Discretionary qualified nonelective and profit sharing contributions, if any, are recorded when received. For the year ended December 31, 2001 discretionary qualified nonelective and profit sharing contributions were $397,091 and $213,890, respectively. Effective October 1, 2001 the Company discontinued their matching contribution until further notice.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING - Participants are immediately vested in their own voluntary contributions and qualified nonelective and profit sharing contributions plus earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of service. With the exception of balances transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust, a participant becomes 25 percent vested after one year of service, 50 percent vested after two years of service, 75 percent vested after three years of service and 100 percent vested after four years of service. The balance of vesting in the participants' accounts transferred from the Pacific Metal Company Amended and Restated Employee Stock Ownership Plan and Trust is based on years of service. A participant becomes 20 percent vested after three years of service, 40 percent vested after four years of service, 60 percent vested after five years of service, 80 percent vested after six years of service and 100 percent vested after seven years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

      BENEFIT PAYMENTS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, a distribution in the form of an annuity, or installment payments. Distributions are subject to the applicable provisions of the plan agreement and applicable tax laws. Benefit claims are recorded as distributions when they have been approved for payment and paid by the Plan.

      PARTICIPANT NOTES RECEIVABLE - Participants may borrow up to a maximum of $50,000 or 50 percent of the vested portion of his or her account balance, whichever is less. Loans are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6% to 11.5% and 6.75% to 11.58% for the years ended December 31, 2001 and 2000, respectively).

      OTHER RECEIVABLE - The other receivable represents the difference between interest actually earned on underlying investments and the interest credited to the Ohio National Life Insurance Company ("ONLIC") Fixed Accumulation Account during 2001 and 2000. The difference will be passed back to the Plan through a prospective adjustment to the credited rate of return, in accordance with the Plan's contract with ONLIC.

      ADMINISTRATIVE EXPENSES - The expenses of administration of the Plan, including the expenses of the Administrator and fees of the Trustee, shall be paid by the Plan unless the Plan sponsor elects to make payment.

      BASIS OF PRESENTATION - The accompanying plan financial statements have been prepared on the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. On November 14, 2001, the Company and all of its U.S. subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in the U.S. Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") and began operating their business as debtors-in-possession pursuant to the Bankruptcy Code.

      On August 23, 2002 the Company filed a disclosure statement with respect to the Debtors Plan of reorganization. If a plan of reorganization is not confirmed, it is uncertain whether the Debtors of the Plan could continue as a going concern. The Company may discontinue contributions and terminate the Plan in accordance with its provision and ERISA without any liability for such continuance or termination. It is uncertain what effect these matters may have on the Plan. These uncertainties raise substantial doubt about the Company's and the Plan's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the resolution of these uncertainties. However, management of the Plan believes such uncertainties should not reduce or diminish the availability of plan assets for the benefit of participants. In accordance with the plan document in the event of terimination the Plan's participants should receive all vested account balances.

2.    SUMMARY OF ACCOUNTING POLICIES

      METHOD OF ACCOUNTING - The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from these estimates.

      INVESTMENT VALUATION - Investments in the general account and the guaranteed investment contract are non-fully benefit responsive and are stated at fair value. The term "non-fully benefit responsive" generally relates to investments that have or could have possible conditions, limitations or restrictions on participant initiated transactions. Investments in pooled separate accounts are stated at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company ("CG Life"). Participant notes receivable are valued at cost which approximates fair value. The Company stock is valued at its quoted market price. The Plan had 2,427,652 shares of Company stock at December 31, 2001.

      Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      RISKS AND UNCERTAINTIES - The Plan provides for investments in various securities through the investment funds offered to participants, including but not limited to, foreign and domestic equity securities, bonds and obligations of the U.S. government, among others. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

3.    INVESTMENTS

      Investments that represent five percent or more of the Plan's net assets are separately identified below:

                                                                                           December 31,
                                                                             --------------------------------------
                                                                                      2001               2000

CIGNA Guaranteed Income Fund
   interest rates, 5.05% -5.25%                                                  $21,870,613        $18,784,207
CIGNA Fidelity Advisor Equity Growth Fund
   units, 167,651; 184,852                                                        13,850,205         18,668,249
CIGNA Janus Account units, 184,552; 193,683                                        8,019,322         11,682,563
CIGNA Growth & Income Fund/Multi-Manager
   units, 220,692; 235,176                                                         6,611,142          8,113,557
CIGNA Lifetime40 Fund units, 290,906; 249,978                                      5,992,036          5,527,023
CIGNA S&P Index Fund units, 70,008; 65,145*                                        4,392,719          4,651,597

* formerly "CIGNA Charter Large Company Stock Index Fund"

      INVESTMENT PERFORMANCE - During the years ended December 31, 2001 and 2000, the Plan's investments (including interest, dividends, realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) (depreciated) appreciated in value as follows:

                                                                                           December 31,
                                                                            ----------------------------------------
                                                                                     2001                2000

General Account - CIGNA Charter Guaranteed Income Fund                         $  1,099,906        $    969,275
Guaranteed Investment Contract - ONLIC Fixed
   Accumulation Account                                                             135,888             122,812
                                                                               ------------        ------------

Total                                                                             1,235,794           1,092,087

Pooled Separate Accounts:
   CIGNA S&P 500 Index Fund                                                        (567,258)           (483,267)
   CIGNA Growth & Income Fund/Multi-Manager                                      (1,077,942)           (424,350)
   CIGNA Global Value/Morgan Stanley                                               (216,555)            296,796
   CIGNA Fidelity Advisor Equity Growth Fund                                     (3,429,979)         (2,521,418)
   CIGNA Warburg Pincus Emerging Growth Fund
      (Advisor Shares)**                                                         (1,407,563)           (923,931)
   CIGNA Balanced I/Wellington Management                                           (89,956)           (121,879)
   CIGNA Janus Account                                                           (3,252,833)         (2,201,786)
   CIGNA Neuberger Berman Partners Trust**                                          (75,014)              5,532
   CIGNA Lifetime20 Fund                                                            (66,748)            (10,676)
   CIGNA Lifetime30 Fund                                                            (44,398)             (7,477)
   CIGNA Lifetime40 Fund                                                           (336,561)            (47,324)
   CIGNA Lifetime50 Fund                                                            (50,713)              1,444
   CIGNA Lifetime60 Fund                                                                542              12,045
   CIGNA Large Cap Value Fund/Levin & Co.***                                         35,242
   CIGNA Mid-size Value Fund/Wellington***                                           (7,838)
   CIGNA Mid-size Blend Fund/Cadence***                                              (3,547)
   CIGNA Mid-size Growth Fund/Artisan***                                            149,300
   CIGNA Small Cap Value Fund/Sterling***                                            (3,559)
   CIGNA Small Cap Growth Fund/Times Square***                                        5,131
   CIGNA American Century International Growth Fund***                               (1,743)
                                                                               ------------        ------------

Total                                                                           (10,441,992)         (6,426,291)

Common Stock - Metals USA, Inc. Stock                                            (6,197,413)         (8,138,797)
Participant Notes Receivable                                                        231,050             231,254
                                                                               ------------        ------------

Net decrease                                                                   $(15,172,561)       $(13,241,747)
                                                                               ============        ============

*Formerly "CIGNA Charter Global Stock Fund"
**Removed from plan in 2001
***Added to plan in 2001

4.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      The Plan participates in a contract with CG Life via an investment in the CIGNA Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract, which was 5.05% and 5.25% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Income Fund for six months. The Plan participates in a contract with Ohio National Life Insurance Company via an investment in the ONLIC Fixed Accumulation Account. For the Plan's investment in the ONLIC Fixed Accumulation Account, the Plan is credited with interest at the rate specified in the contract which was 5.25% and 6.50% for the years ended December 31, 2001 and 2000, respectively, net of asset charges. As discussed in Note 2, the CIGNA Income Fund and the ONLIC Fixed Accumulation Account are included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

5.    RELATED-PARTY TRANSACTIONS

      Plan assets include investments in funds managed by CG Life, a wholly owned subsidiary of CIGNA. CG Life is the Plan's trustee and as such, transactions with the trustee qualify as party-in-interest transactions. Personnel and facilities of the Company have been used to perform administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of common stock of Metals USA, Inc., the plan sponsor, which also qualifies as a party-in-interest.

6.    PLAN TERMINATION

      The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts. See Note 1.

7.    TAX STATUS

      The Plan is a tax-qualified retirement plan under the Internal Revenue Code (the "Code") Section 401(a), with a qualified cash or deferred arrangement under Code Section 401(K) ("CODA") and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      The Plan is an adopted form of the PDS Tax Qualified 401(k) Savings Plan & Trust Agreements Volume Submitter Plan (the "Volume Submitter Plan"), a non-standardized profit sharing plan with CODA. The Volume Submitter Plan obtained an opinion letter from the IRS dated November 20, 2000, which stated that the Volume Submitter Plan was in compliance with the applicable requirements of the Code. The Company is in the process of applying for a determination letter covering the adoption agreement of the Volume Submitter Plan. The Company believes that the Plan is currently being administered in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Management has determined that nonexempt transactions occurred during 2001 and 2000. These transactions involved the unintentional submission of employee contributions and/or loan repayments and interest to the Plan later than the 15th business day of the month following the month of being withheld from compensation. The Schedule of Nonexempt Transactions, which is attached as supplemental information to these financial statements, provides a summary by month of the aggregate employee contributions that were not remitted to the plan trustee within the prescribed time period. The amount of employee contributions that were not made on a timely basis aggregated approximately 24% of the total amount of all employee contributions. The Company will incur a penalty as a result of these late contributions. In addition similar nonexempt transactions occurred subsequent to December 31, 2001. Management is pursuing the necessary corrective actions to ensure the continued tax-qualified status of the Plan, and does not believe the late filing issues disclosed herein will adversely affect the tax-exempt status of the Plan.

8.    RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

      The Annual Return/Report of Employee Benefit Plan (the "Form 5500") is prepared on the modified cash basis. Accordingly, certain balances included on the Form 5500 differ from those included in these financial statements. The ending net asset and contributions balances are reconciled as follows:

                                                                                          DECEMBER 31,
                                                                            --------------------------------------
                                                                                     2001               2000

Net assets, reflected on Form 5500                                               $77,273,473        $94,129,599
Add:
   Employer contributions receivable                                                     304            481,818
   Employee contributions receivable                                                 423,719            593,837
Less:  Other                                                                           1,441
                                                                                 -----------        ===========

Net assets, reflected in the financial statements                                $77,696,055        $95,205,254
                                                                                 ===========        ===========


                                                                                                        2001

Contributions per the financial statements                                                           $8,824,660
Less:  Contributions receivable, 2001                                                                  (424,023)
Add:  Contributions receivable, 2000                                                                  1,075,655
Add:  Forfeitures applied against company contributions                                                  26,984
Less:  Other                                                                                             (6,553)
                                                                                                        -------

Total                                                                                                $9,496,723
                                                                                                     ==========

9.    PLAN MERGERS

      During 2000, the Company made a significant number of acquisitions and assets of several plans were merged into the Plan. Affected participants became eligible to participate in the Plan subject to the provisions of the plan agreement.

10.   TRANSFER FROM AFFILIATED PLAN

      During 2001 and 2000, certain employees and their participant balances were transferred from an affiliated plan to the Plan.

11.   FORFEITURES

      Forfeitures result from nonvested Company contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $1,697 at December 31, 2001, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company or reallocated to the participants, in accordance with the plan agreement. In 2001 and 2000, company cash contributions were offset by $ 26,984 and $471,627, respectively, from forfeited nonvested accounts. There was no forfeiture reserve balance at December 31, 2000.

12.   SUBSEQUENT EVENTS

      As of January 1, 2002, the plan agreement was amended to increase participants' maximum contribution to 25 percent of their compensation.

                                     ******

METALS USA, INC. 401(k) PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2001
--------------------------------------------------------------------------------


 (a)                   (b)                                           (c)                          (d)           (e)
                                                     DESCRIPTION OF INVESTMENT INCLUDING
           IDENTITY OF ISSUE, BORROWER,               MATURITY DATE, RATE OF INTEREST,                        CURRENT
             LESSOR, OR SIMILAR PARTY                 COLLATERAL, PAR OR MATURITY VALUE          COST          VALUE

*   Connecticut General Life Insurance
    Company                                    CIGNA Guaranteed Income Fund                    N/A**        $21,870,613

*   Connecticut General Life Insurance
    Company                                    CIGNA S&P 500 Index Fund                        N/A**          4,392,719

*   Connecticut General Life Insurance
    Company                                    CIGNA Growth & Income Fund/Multi-Manager        N/A**          6,611,142

*   Connecticut General Life Insurance
    Company                                    CIGNA Global Value/Morgan Stanley               N/A**          2,446,899

*   Connecticut General Life Insurance
    Company                                    CIGNA Fidelity Advisor Equity Growth Fund       N/A**         13,850,205

*   Connecticut General Life Insurance
    Company                                    CIGNA Janus Account                             N/A**          8,019,322

*   Connecticut General Life Insurance
    Company                                    CIGNA Lifetime20 Fund                           N/A**            778,028

*   Connecticut General Life Insurance
    Company                                    CIGNA Lifetime30 Fund                           N/A**          1,355,704

*   Connecticut General Life Insurance
    Company                                    CIGNA Lifetime40 Fund                           N/A**          5,992,036

*   Connecticut General Life Insurance
    Company                                    CIGNA Lifetime50 Fund                           N/A**          1,144,759

*   Connecticut General Life Insurance
    Company                                    CIGNA Lifetime60 Fund                           N/A**            536,278

*   Connecticut General Life Insurance
    Company                                    CIGNA Large Cap Value Fund/Levin & Co.          N/A**          1,265,533

*   Connecticut General Life Insurance
    Company                                    CIGNA Mid-size Value Fund/Wellington            N/A**            264,086

*   Connecticut General Life Insurance
    Company                                    CIGNA Mid-size Blend Fund/Cadence               N/A**            153,160

*   Connecticut General Life Insurance
    Company                                    CIGNA Mid-size Growth Fund/Artisan              N/A**          2,764,299

*   Connecticut General Life Insurance
    Company                                    CIGNA Small Cap Value Fund/Sterling             N/A**            411,506

*   Connecticut General Life Insurance
    Company                                    CIGNA Small Cap Growth Fund/Times Square        N/A**            189,723

*   Connecticut General Life Insurance
    Company                                    CIGNA American Century International

                                                  Growth Fund                                  N/A**             62,635

*   National Financial Services
    Corporation                                Metals USA, Inc. Common Stock                   N/A**            144,710

*   Connecticut General Life Insurance
    Company                                    CIGNA Guaranteed Income Fund                    N/A**            973,737

*   Ohio National Life Insurance Company       ONLIC Fixed Accumulation Account                N/A**          1,450,288

*   Plan Participants                          Participant Notes Receivable bearing
                                                  interest at 6% to 11.5%

                                                                                               N/A**          2,591,112

  * Indicates an identified person known to be a party-in-interest to the Plan. ** Cost information has been omitted for participant directed investments.

METALS USA, INC. 401(k) PLAN

SCHEDULE H, LINE 4j - SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


    (a)          (b)              (c)             (d)       (e)    (f)       (g)          (h)        (i)        (j)
                             DESCRIPTION OF
                              TRANSACTIONS
                           INCLUDING MATURITY
             RELATIONSHIP    DATE, RATE OF                                 EXPENSES                           NET GAIN
               TO PLAN,        INTEREST,                                 INCURRED IN                             OR
IDENTITY OF  EMPLOYER, OR     COLLATERAL,                                 CONNECTION               CURRENT     (LOSS)
    PARTY    OTHER PARTY-   PAR OR MATURITY     PURCHASE  SELLING LEASE      WITH       COST OF     VALUE     ON EACH
  INVOLVED   IN-INTEREST         VALUE           PRICE     PRICE  RENTAL TRANSACTION     ASSET     OF ASSET  TRANSACTION

Metals USA,  Employer     Failure to remit       $126,472     N/A    N/A        N/A      $126,472   $126,472         -*
   Inc.                   January
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis

Metals USA,  Employer     Failure to remit        117,371     N/A    N/A        N/A       117,371    117,371         -*
   Inc.                   February
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis

Metals USA,  Employer     Failure to remit        353,349     N/A    N/A        N/A       353,349    353,349         -*
   Inc.                   March
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis

Metals USA,  Employer     Failure to remit         12,933     N/A    N/A        N/A        12,933     12,933         -*
   Inc.                   April
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis

Metals USA,  Employer     Failure to remit         15,104     N/A    N/A        N/A        15,104     15,104         -*
                          May 2001
   Inc.                   employee
                          contributions to
                          the trust on a
                          timely basis

Metals USA,  Employer     Failure to remit        115,892     N/A    N/A        N/A       115,892    115,892         -*
                          July 2001
   Inc.                   employee
                          contributions to
                          the trust on a
                          timely basis

Metals USA,  Employer     Failure to remit        160,212     N/A    N/A        N/A       160,212    160,212         -*
   Inc.                   August
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis

Metals USA,  Employer     Failure to remit        130,481     N/A    N/A        N/A       130,481    130,481         -*
                          September 2001
   Inc.                   employee
                          contributions to
                          the trust
                          on a timely basis


Metals USA,  Employer     Failure to remit         36,976     N/A    N/A        N/A        36,976     36,976         -*
   Inc.                   October
                          2001 employee
                          contributions to
                          the trust
                          on a timely basis


Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were withheld from compensation. Failure to remit employee contributions to the Plan in a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that the transactions should not affect the tax-qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.


 * Amounts represent an accumulation of monthly payroll contributions which were remitted late.

                                   SIGNATURES


The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


METALS USA, INC.


METALS USA, INC. 401(k) PLAN



November 19, 2002                  By:    /S/ TERRY L. FREEMAN
                                      -------------------------------
                                          Terry L. Freeman
                                          Senior Vice President and
                                          Chief Accounting Officer

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER      DESCRIPTION


4 Plan Agreement for the Metals USA, Inc. 401(k) Plan incorporated by reference to Exhibit 4.1 to the Registration
            Statement filed under cover of Form S-8 (Registration Number
            333-62361) on August 27, 1998.

23.1        Consent of Deloitte & Touche LLP

23.2        Consent of PricewaterhouseCoopers LLP

